MONMOUTH REAL ESTATE INVESTMENT CORPORATION

JUNIPER BUSINESS PLAZA

3499 ROUTE 9 NORTH, SUITE 3-D

FREEHOLD, NEW JERSEY 07728

A Public REIT Since 1968

INTERNET:	(732) 577-9996	EMAIL:
www.mreic.reit	FAX: (732) 577-9981	mreic@mreic.com

March 24, 2017

Via EDGAR

Mr. Eric McPhee

Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Form 8-K, filed February 8, 2017, File No. 001-33177

Dear Mr. McPhee:

We are writing in response to your letter dated March 14, 2017 with respect to the above-referenced filing of Monmouth Real Estate Investment Corporation (the Company). Our responses to your comments are as follows:

NOI, EBITDA, FFO, CORE FFO and AFFO Reconciliations, page 5

1.	Please revise your presentation in future filings to begin your reconciliations with net income attributable to common shareholders for each measure presented, ensuring that the non-GAAP measures do not receive undue prominence. In addition, present separate reconciliations for NOI, EBITDA and FFO, Core FFO and Adjusted FFO can be included in the same reconciliation. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

Although the presentation of our reconciliation of these non-GAAP measures presented on page 5 do not begin with Net Income Attributable to Common Shareholders, they are reconciled to Net Income Attributable to Common Shareholders. Therefore, in future filings, we will replace the reconciliation presented on page 5 with a reconciliation that will begin with Net Income Attributable to Common Shareholders, similar to how it is currently being presented on page 23 for FFO, Core FFO and Adjusted FFO and on page 11 for EBITDA. In addition, we will present a reconciliation that will begin with Net Income Attributable to Common Shareholders for NOI.

2.	We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA, and note that the exception from the prohibition in Item 10(e)(1)(ii)(A) will not apply to other measures. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization. It is common in the REIT industry to also exclude additional items such as gains or losses from sales of depreciable real estate property. Since our definition of EBITDA is calculated differently than as defined in Question 103.01, in future filings, we will rename our EBITDA to “Adjusted EBITDA”.

Financial Highlights, page 6

3.	Please revise your presentation in future filings to begin with net income attributable to common shareholders per share. Additionally, please reconcile all non-GAAP per share performance measures to GAAP earnings per share.

RESPONSE:

In future filings, we will present Net Income Attributable to Common Shareholders amounts and Net Income Attributable to Common Shareholders per share amounts before any non-GAAP amounts. On the Financial Highlights, page 6, we will revise the order of the “Net Operating Income – NOI” with the “Net Income Attributable to Common Shareholders” so that Net Income Attributable to Common Shareholders appears above any non-GAAP measure.

As mentioned above in our prior response, in future filings, page 5 will show a reconciliation that will begin with Net Income Attributable to Common Shareholders and will reconcile to their respective non-GAAP financial measure. All non per share amounts presented on page 6 are derived from page 5. All per share amounts presented on page 6 are simply a mathematical function calculated using the amounts from page 5 and dividing those amounts by the weighted average common shares outstanding. Many of the reconciling items are a much lower number then the weighted average common shares outstanding and thus, on a per share basis, these items would be less than $0.01 and therefore it would not be meaningful to show a reconciliation from GAAP earnings per share to all the non-GAAP per share amounts.

4.	We note that you present Adjusted FFO on a per share basis. It appears that due to the adjustments, including several non-cash adjustments and an adjustment for recurring capital expenditures, this measure can be used as a liquidity measure. We also note your disclosure that AFFO is useful to investors as a tool to further evaluate the ability to fund dividends. Please explain to us why you believe it is appropriate to present this measure on a per share basis. See Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

The Securities and Exchange Commission recognizes NAREIT FFO as the standard non-GAAP measure for the real estate industry, and requires companies that report different forms of FFO, such as AFFO, to reconcile those measures to NAREIT FFO in addition to net income. Per NAREIT’s White Paper on FFO, issued in April 2002, NAREIT encourages REITs to provide supplemental disclosure that provides useful insights into material capital expenditures and other non-cash adjustments such as the non-cash effect of straight line rents. We believe that our AFFO disclosure meets these criteria. If adjustments made to a GAAP measure include non-cash adjustments to arrive at a non-GAAP measure, it should not be automatically perceived that the non-GAAP measure is a liquidity measure. In fact, the adjustments made to reconcile GAAP net income to FFO, as defined by NAREIT, includes non-cash adjustments, yet the SEC recognizes FFO, as defined by NAREIT, to be a performance measure rather than a liquidity measure. The adjustments made to reconcile FFO to our AFFO are not made to provide a liquidity measure either and would require several further adjustments in order to be considered a liquidity measure. These adjustments made to arrive at our AFFO are made in accordance with the original rationale for the creation of FFO, which is to provide a measure of operating performance that is recurring in nature. We do not show any correlation of our AFFO amounts to our cash flow from operations and no correlation should be perceived. Therefore, the substance of our AFFO is not a measure of liquidity but rather a measure of performance. We believe that given AFFO’s wide use by and relevance to investors and analysts that our AFFO is an appropriate supplemental performance measure. In addition, we believe that AFFO provides useful information to the investment community by adjusting FFO for certain items so as to provide a more meaningful period-to-period comparison of our operating performance. Since our AFFO is not a liquidity measure but rather a performance measure, we believe it is appropriate to present this measure on a per share basis. In addition, since our share count increases as we raise common equity in order to fund our growth, it would be misleading and a disservice to our investors and to the investment community to not show this performance indicator on a per share basis. On the bottom of page 20, we state the following, “NOI, Same Property NOI, Same Property Cash NOI, EBITDA, FFO, Core FFO and AFFO should not be considered as substitutes for net income applicable to common shareholders (calculated in accordance with U.S. GAAP), as a measure of results of operations or cash flows (calculated in accordance with U.S. GAAP), or as a measure of liquidity.” Our statement on the top of page 20 that states the following, “AFFO provides a tool to further evaluate the ability to fund dividends”, does not constitute a measure of liquidity. In order to provide further clarity that our AFFO is not a liquidity measure, in future filings, we will change this statement to read as follows, “AFFO provides a supplemental tool to evaluate the Company’s performance.”

Monmouth Real Estate Reports Results for the First Quarter Ended December 31, 2016, page 19

5.	Please revise future filings to ensure that comments on your results begin with your GAAP results. For instance, we note that the remarks made by your President and CEO do not reference GAAP measures and appear to provide prominence to non-GAAP measures.

RESPONSE:

In future filings we will ensure that remarks made by our President and CEO do not show prominence to non-GAAP measures.

6.	Please revise future filings to ensure that GAAP measures receive equal prominence in all cases, particularly when describing non-GAAP measures. The use of superlatives such as exceptional and substantial when describing non-GAAP measures appears to provide them prominence not afforded your GAAP measures.

RESPONSE:

In future filings, if we list non-GAAP measures, we will list the corresponding GAAP measure with equal prominence.

General

7.	Please note our comments on your non-GAAP measures apply to all such measures presented in your future ‘34 Act filings, as applicable.

RESPONSE:

We will apply all of the SEC comments on our non-GAAP measures to all future ‘34 Act filings, as applicable.

If you have any further questions or comments, please do not hesitate to contact me at 732-577-4054.

Very truly yours,

/s/ Kevin S. Miller
Kevin S. Miller, CPA
Chief Accounting and Financial Officer

cc:	Paul Cline
SEC Division of Corporation Finance

Clare Cella
Jonathan Zuckerman
Ioanna Vavasis
PKF O’Connor Davies, LLP